Exhibit 99.1

Amaya Reports Fourth Quarter and Full Year 2015 Results

MONTREAL, Canada, March 14, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today reported financial results for the fourth quarter and year ended December 31, 2015 and provided a performance update for the first two months of 2016. Unless otherwise noted, all dollar ($) amounts are in Canadian dollars.

“Throughout 2015 we successfully executed on our strategy of diversifying our operations while maintaining market dominance in poker,” said David Baazov, Amaya Chairman and CEO. “Despite significant foreign exchange and product rollout challenges, we achieved positive growth on a constant currency basis and, through investments and initiatives that will continue through 2016, have laid the foundation for becoming a leader across multiple gaming verticals.”

Fourth Quarter and Full Year 2015 Financial Summary(1)

	Three Months Ended December 31,		Year-over-Year Change	Years Ended December 31,		Year-over-Year Change
$000’s, except percentages and per share amounts	2015	2014		2015 (2)	2014
Revenues	389,506	339,406	15%	1,371,040	1,264,696	8%
Adjusted EBITDA	166,224	143,797	16%	586,948	530,653	11%
Net earnings (loss) from continuing operations	(15,762)	35,589	(144%)	(25,917)	125,193	(121%)
Adjusted Net Earnings	111,254	87,870	27%	372,169	314,918	18%
Diluted earnings (loss) from continuing operations per common share	$(0.07)	$ 0.17	(143%)	$(0.12)	$ 0.61	(120%)
Adjusted Net Earnings per Diluted Share	$ 0.53	$ 0.43	24%	$ 1.76	$ 1.53	15%

__________________________________________________

(1) For important information on Amaya’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share should be considered as the same measures as Pro-Forma Adjusted Net Earnings and Pro-Forma Adjusted Net Earnings per Diluted Share used in Amaya’s previously announced full year 2015 financial guidance; provided, that the number of Diluted Shares used in this release for 2015 and 2014 is 211 million and 206 million, respectively (the number of Diluted Shares used in Amaya’s previously announced full-year 2015 financial guidance was 208 million). Unless otherwise noted, all 2014 figures assume that the acquisition of Amaya’s B2C business occurred as of January 1, 2014 and the sale of Amaya’s former B2B business occurred as of December 31, 2013. For the full year 2014, actual IFRS revenues were $553.67 million, net earnings from continuing operations were $98.18 million and diluted earnings from continuing operations per common share were $0.71

(2) The foreign exchange rate used in this release and Amaya’s audited consolidated financial statements for the full year 2015 was $1.2785 to US$1.0000 whereas the foreign exchange rate used in Amaya’s previously announced full year 2015 financial guidance was $1.2600 to US$1.0000.

Fourth Quarter 2015 and Other Financial Highlights

•

Foreign Exchange and Other Impacts on Revenues - Excluding the impact of year-over-year changes in foreign exchange rates, total revenues for the quarter and full year would have increased by 12% and 15%, respectively, and real-money online revenues for the quarter and full year would have increased by 13% and 15%, respectively. On such constant currency basis and excluding the levy of certain value added taxes (VAT) introduced in certain European Union jurisdictions in 2015 and the previously reported suspension or impairment of real-money operations in Portugal, Greece and certain other jurisdictions, total revenues for the quarter and full year would have increased by 16% and 19%, respectively, and real-money online revenues for the quarter and full year would have increased by 17% and 19%, respectively.  Approximately US$6.8 million of revenues for the quarter and full year were the result of accounting adjustments for certain offsets to gross gaming revenue.

•

Operating Segment Revenues - Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 78% and 17% of total revenues for the quarter, respectively, as compared to 93% and 3%, respectively, for the fourth quarter of 2014.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal sources of revenue are aggregated into other revenues, which comprise the remaining portion of total revenues for the periods.

•	Adjusted Net Leverage Ratio - Adjusted Net Leverage Ratio at December 31, 2015 was 5.07.

•

Debt – During the year Amaya reduced total long-term debt from approximately US$3.156 billion with a weighted average interest rate of 6.38% to approximately US$2.587 billion with a weighted average interest rate of 5%. Amaya expects interest and debt principal payments to be approximately US$173 million in 2016.

Fourth Quarter 2015 Operational Highlights

•	Customer Registrations - Aggregate customer registrations increased by 1.99 million to approximately 99 million at the end of 2015 and currently exceed 100 million.
•

Quarterly Real-Money Active Uniques (QAUs) – Total combined QAUs were 2.4 million, a decrease of approximately 2.3% year-over-year, and PokerStars only QAUs were 2.3 million, an increase of approximately 0.6% year-over-year. Excluding the impact of the suspension or impairment of certain real-money operations noted above, total combined QAUs would have increased approximately 0.9%, and PokerStars only QAUs would have increased approximately 4.1%. Approximately 95% of total combined QAUs played on PokerStars. Amaya estimates that its emerging online casino offerings are already among the world’s fastest growing and have one of the largest player bases among its competitors.

•

Quarterly Net Yield (QNY) – Total QNY was $153, an increase of 16.8% year-over-year. Total QNY on a U.S. dollar basis was US$113, a decrease of 2.4% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, total QNY was US$134, an increase of 15.2% year-over-year. On such constant currency basis and excluding the levy of certain VAT and the suspension or impairment of certain real-money operations noted above, total QNY on a U.S. dollar basis increased by 13.5% year-over-year.

2016 Performance Update

•

Revenues – For the first two months of 2016, Amaya estimates that unaudited consolidated revenues were approximately US$189 million, representing an increase of approximately 4% over the same period of 2015. Of such revenues, 75% was attributable to real-money online poker estimated revenues and 21% was attributable to real-money online casino and sportsbook combined estimated revenues. Excluding the impact of year-over-year changes in foreign exchange rates, Amaya estimates that such revenues were approximately US$208 million, representing an increase of approximately 14% over the same period of 2015.

•

2016 Guidance – As previously announced, the Special Committee of the Board of Directors determined, in consultation with the Audit Committee of the Board of Directors, that in view of the potential offer to acquire Amaya that may be forthcoming from Mr. Baazov, and the fact that the Special Committee’s financial advisor and the independent valuator have commenced their review process, it would be inappropriate for Amaya to provide guidance with respect to its 2016 financial performance at this time.  An analysis of management’s forecast of Amaya’s financial performance will be part of the valuator’s work, and its report, which would include certain forecast information, would be made public as part of any disclosure document relating to an offer, if any, from Mr. Baazov.  Amaya is not otherwise precluded from providing 2016 financial guidance in the future.

Annual Information Form, Financial Statements, Management’s Discussion and Analysis and Additional Information

Amaya’s annual information form, audited consolidated financial statements and management’s discussion and analysis for the three-month period and year ended December 31, 2015, as well as additional information relating to Amaya and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

Amaya will host a conference call today, March 14, 2016 at 5:30 p.m. ET to discuss its financial results for 2015. David Baazov, Amaya Chairman and CEO, will chair the call. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 63936885. To access the webcast please use the following link: http://event.on24.com/r.htm?e=1151131&s=1&k=C9A9A9C795D496EC8426E71A678B3E52

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to the nearest IFRS measures:

	Three Months Ended December 31,		Years Ended December 31,
$000's, except per share amounts	2015	2014 (1)	2015	2014 (1)
Net earnings (loss) from continuing operations	(15,762)	35,589	(25,917)	125,193
Financial expenses	71,777	57,342	252,446	192,189
Income taxes (recovery)	(5,934)	898	18,464	(5,324)
Depreciation of property and equipment	2,673	2,352	9,696	9,768
Amortization of intangible and deferred assets	41,640	32,413	154,024	134,694
Stock-based compensation	3,873	3,209	18,107	6,237
EBITDA	98,267	131,803	426,820	462,757
Termination of affiliate and employment agreements	16,367	406	26,912	1,215
Non-recurring professional fees	(148)	—	10,919	—
Loss (gain) on disposal of assets	97	(1,612)	302	2,523
Loss (gain) on sale of subsidiary	1,178	9,772	(5,564)	(19,562)
Loss (gain) from investments	(762)	(8,289)	14,515	(9,976)
Acquisition-related costs	356	1,472	633	21,918
Impairment	11,617	6,128	31,168	15,167
Other non-recurring costs	39,252	4,117	81,243	11,167
Pro-forma B2C non-recurring costs	—	—	—	45,444
Adjusted EBITDA	166,224	143,797	586,948	530,653
Current income tax expense	(3,949)	(3,340)	(9,389)	(8,825)
Depreciation and amortization (net of amortization of purchase price allocation intangibles)	(5,115)	(3,272)	(13,518)	(11,675)
Interest (net of interest accretion)	(45,906)	(49,315)	(191,872)	(195,235)
Adjusted Net Earnings	111,254	87,870	372,169	314,918
Diluted Shares	211,000,000	206,000,000	211,000,000	206,000,000
Adjusted Net Earnings per Diluted Share	$0.53	$0.43	$1.76	$1.53

The table below presents certain items comprising “Other non-recurring costs” in the reconciliation table above:

	Three Months Ended December 31,		Years Ended December 31,
	2015	2014	2015	2014
	$000's	$000's	$000's	$000's
Pre-2015 Austrian gaming duty	31,774	—	31,774	—
Pre-license Romanian gaming duty	131	—	8,934	—
Non-U.S. lobbying expenses	3,645	463	10,331	1,008
U.S. lobbying expenses	252	2,047	8,512	3,137
Retention bonuses	2,866	—	10,564	—
Non-recurring expenses to obtain New Jersey license	169	—	1,983	—
Other	415	1,607	9,145	7,022
Other non-recurring costs	39,252	4,117	81,243	11,167

The table below presents reconciliations of Adjusted Net Debt and Adjusted Net Leverage Ratio to the nearest IFRS measures:

	Years Ended December 31,
	2015	2014
	US$000's	US$000's
Long term debt	2,587,170	3,156,255
Less:
Cash	(274,359)	(366,738)
Restricted cash	(110,892)	(48,314)
Investments (current and investments in associates)	(318,316)	(345,329)
Add:
Customer deposits	443,520	518,029
Adjusted Net Debt	2,327,123	2,913,903
Adjusted EBITDA	459,091	480,403
Adjusted Net Leverage Ratio	5.07	6.07

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial expectations and projections. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which Amaya carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within Amaya’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in Amaya’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact Amaya in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the periods ended December 31, 2015 (the “2015 Annual MD&A”), each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including Adjusted EBITDA, Adjusted Net Earnings (including Pro Forma), Adjusted Net Earnings per Diluted Share (including Pro Forma), Adjusted Net Leverage Ratio (including Adjusted Net Debt) and the foreign exchange impact on revenues.  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

Adjusted Net Earnings means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, restructuring, foreign exchange, and other non-recurring costs.  Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means Amaya’s common shares on a fully diluted basis, including options, warrants and convertible preferred shares, using a denominator of 211 million common shares for 2015 and 206 million common shares for 2014 (the number of common shares used in Amaya’s previously announced full-year 2015 financial guidance was 208 million).

Adjusted Net Leverage Ratio means Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt means total financial leverage minus cash (with cash including funds in excess of working capital requirements that Amaya currently expects to have set aside for the deferred payment that is in restricted cash in Amaya’s audited consolidated financial statements for the year ended December 31, 2015) plus current investments less customer deposits liabilities, and after giving effect to the full divestiture of Amaya’s former B2B business. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015.  After the date hereof, Amaya will no longer present Adjusted Net Leverage Ratio as it is currently defined given confusion related to applicable debt covenants, and given the assumptions management would be required to make to provide this non-IFRS measure in the future.  Amaya no longer considers this measure useful or important to understanding its financial condition.

To calculate revenue on a constant currency basis, Amaya translated revenue for the three month period and year ended December 31, 2015 using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar, which Amaya believes is a useful metric that facilitates comparison to its historical performance.

Key Metrics

Amaya defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (not including free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. Amaya defines unique as a customer who played at least once on one of Amaya’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).

Amaya defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two operating segments (i.e., online poker and online casino and sportsbook) as reported during the applicable quarterly period divided by the total QAUs during the same period. Amaya provides QNY on a Canadian dollar, U.S. dollar and constant currency basis.

For additional information on Amaya’s key metrics and other data, see the 2015 Annual MD&A under the headings “Limitations on Key Metrics and Other Data” and “Key Metrics”.

B2C Business Historical Measures

All historical information and financial measures relating to Amaya’s B2C business prior to Amaya’s acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”) on August 1, 2014 presented in, or due to lack of information omitted from, Amaya’s documents filed on SEDAR at www.sedar.com and Edgar at www.sec.gov, including Amaya’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of Amaya held on July 30, 2014, Amaya’s Business Acquisition Report, as amended and restated on July 27, 2015, and this release, including all financial information of the B2C business, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although Amaya has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein and herein, any inaccuracy or omission in such information could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com